CASSEL SALPETER & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

C O N T E N T S

	Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Cassel Salpeter & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cassel Salpeter & Co., LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Cassel Salpeter & Co., LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, Cassel Salpeter & Co., LLC has changed its method of accounting for revenue transactions with customers due to the adoption of Accounting Standards Update 2014-09, *Revenue from Contracts with Customers*, as amended.

Basis for Opinion

This financial statement is the responsibility of Cassel Salpeter & Co., LLC's management. Our responsibility is to express an opinion on Cassel Salpeter & Co., LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cassel Salpeter & Co., LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Kaufman, Rossin & Co., P.A.

We have served as Cassel Salpeter & Co., LLC's auditor since 2010.

Miami, Florida
February 16, 2019

CASSEL SALPETER & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

CASH AND CASH EQUIVALENTS	$	700,316
ACCOUNTS RECEIVABLE		40,986
UNBILLED RECEIVABLES		40,700
DEFFERED EXPENSES		289,500
OTHER ASSETS		38,060
	$	1,109,562

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued liabilities	$	136,807
Deferred Revenue		326,500
LEASE COMMITMENT (NOTE 4)		
MEMBER'S EQUITY		646,255
	$	1,109,562

See accompanying notes.

CASSEL SALPETER & CO., LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Cassel Salpeter & Co., LLC (the Company), a wholly-owned subsidiary of Telluride Too, LLC, is a broker-dealer specializing in investment banking services. The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective September 17, 2010. The Company provides a range of advisory services for public and privately-held businesses at varying stages of development. The Company focuses on advisory services in connection with mergers and acquisitions, fairness and solvency opinions, valuations, restructurings and corporate finance. In addition, the Company assists clients with their financing requirements, including the raising of both equity and debt capital.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. Cash and cash equivalents include all highly-liquid investments with original maturities of three months or less. At December 31, 2018, the Company held $67,271 in cash and $633,045 in money market funds.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. As management believes that the accounts recorded are fully collectable and are therefore stated at net realizable value, at December 31, 2018, management has no allowance for doubtful accounts. At December 31, 2018, accounts receivable from three clients amounted to approximately 89% of total accounts receivable.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred Expenses

In connection with the Company adopting ASU 2014-09, Revenue from Contracts with Customers, on January 1, 2018, the Company began a policy of deferring salaries and related costs to fulfill contracts under in-process engagements with clients. Those costs include amounts that fulfill the Company's expected obligations under a client contract and have been deferred only to the extent of contact retainers, which are reported as deferred revenue, since recovery in excess of those amounts would be contingent upon the transaction closing or completion of the deliverable. Deferred expenses are recognized as an expense when the transaction closes or the engagement is completed. During the year ended December 31, 2018, an expense of $130,250 was recognized that related to amounts reported as deferred expenses at January 1, 2018. As of January 1, 2018 and December 31, 2018, the Company had deferred expenses of $130,250 and $289,500, respectively.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred. As of December 31, 2018, the Company had property and equipment at a cost of $57,578 and accumulated depreciation in the same amount.

Depreciation

Depreciation of property and equipment is computed by the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed at the lesser of the useful life of the asset or the lease term. The estimated useful lives for furniture and office equipment are three years. There is no depreciation expense for the year ended December 31, 2018, as all assets were fully depreciated as of December 31, 2013.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, on January 1, 2018. The Company recognizes revenue when (or as) services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the Company satisfies a performance obligation.

The Company generally recognizes revenue for transaction related work such as mergers and acquisitions, equity raising, debt raising, and certain restructuring engagements at the date the transaction closes. Certain transaction engagements contain milestones activities and related payments where the Company recognizes revenue as those performance obligations are met. Upfront fees and certain retainer fees are generally deferred until the transaction date as they are considered constrained (subject to significant reversal) prior to the transaction date. Fairness and solvency opinion fees are recognized when the opinion is delivered. Valuation fees are recognized when the Company delivers a substantially complete draft deliverable and upon issuance of a final report based on an allocation of the fee. The Company recognizes advisory fee revenues for financing advisory and restructuring engagements as the services are provided to the client, based on terms of the engagement letter. In such arrangements, the Company's performance obligations are to provide financial and strategic advice throughout an engagement. As of January 1, 2018 and December 31, 2018, the Company had deferred revenue of $130,250 and $326,500, respectively.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are ultimately reflected in the tax return of Telluride Too, LLC.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date. Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09 "Revenue from Contracts with Customers" codifying ASC 606, Revenue Recognition - Revenue from Contracts with Customers, which supersedes the guidance in former ASC 605, Revenue Recognition. The Company adopted this standard on January 1, 2018 utilizing the modified retrospective approach and applied the standard to contracts that were not completed at this time. Upon adoption, certain revenues that were previously recognized as services were provided changed to either point in time recognition or over the term of an engagement. The cumulative effect of adopting this ASU on January 1, 2018 was an increase to retained earnings of $50,400, and increase to deferred expenses of $130,250, an increase to unbilled receivables of $50,400, and an increase to deferred revenue of $130,250. This change in the Company's revenue recognition policy created deferred revenues that will be recognized at a point in time as performance obligations are met. The Company also changed the presentation of certain reimbursed costs from a net presentation prior to adoption to a gross presentation following adoption.

Additionally, as a result of adopting the ASU, the following line items in the 2018 statement of financial condition changed:

- Unbilled receivable increased $40,700
- Deferred costs increased $289,500
- Deferred revenue increased $326,500
- Member's equity decreased $46,700

Accounting Developments

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). ASU 2016-02 requires the recognition of lease assets and lease liabilities for operating leases, among other changes that brings substantially all leases that are longer than one year to the balance sheet. This ASU also requires expanded disclosures about the nature and terms of leases. The estimated effect of adoption on January 1, 2019 amounted to the right of use asset and lease liabilities of approximately $172,000 and $182,000, respectively.

NOTE 2.　NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2018, the Company's "Net Capital" was $224,348 which exceeded the requirements by $193,461 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 2.07 to 1.

NOTE 3.　EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution 401(k) plan covering all employees.

NOTE 4.　LEASE COMMITMENT

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring January 2020.

The future minimum rentals under the lease for the years subsequent to December 31, 2018 are as follows:

2019	$	172,731
2020		14,826
	$	187,557

NOTE 5.　SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 16, 2019, which is the date the statement of financial condition was issued and determined that no additional recognition or disclosure is necessary.